July 17, 2018

VIA EDGAR

Daniel F. Duchovny

Special Counsel

Office of Mergers and Acquisitions

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Foundation Medicine, Inc.
Schedule 13E-3 filed by Foundation Medicine, Inc.
Filed July 2, 2018
File No. 005-87922

Schedule 14D-9 filed July 2, 2018
SEC File No. 005-87922

Dear Mr. Duchovny:

I am writing on behalf of Foundation Medicine, Inc. (the “Company” or “Foundation Medicine”) in response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the letter from the Division of Corporation Finance dated July 11, 2018 (the “Comment Letter”) with respect to the above-referenced Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) and Rule 13e-3 Transaction Statement on Schedule 13E-3 (the “Schedule 13E-3”), each as filed with the Commission on July 2, 2018.

This letter, together with Foundation Medicine’s Amendment No. 1 to the Schedule 14D-9 and Foundation Medicine’s Amendment No. 1 to the Schedule 13E-3, are being filed with the Commission electronically via the EDGAR system today.

The headings and numbered paragraphs below correspond to the headings and numbered paragraphs set forth in the Comment Letter. Capitalized terms used but not defined in this letter have the meanings given to them in the Schedule 14D-9 or the Schedule 13E-3, as applicable.

Schedule 13E-3

1.	Please revise your disclosure to include the information required by Item 1013(b) and instruction 3 therefor. We note that the cross-references included in your Schedule 13E-3 do not appear to refer to such required disclosure either in your Schedule 14D-9 or in the offer document.

Response: In response to the Staff’s comment, the Company has added a new paragraph at the end of the section entitled “Item 4. The Solicitation or Recommendation—Reasons for the Recommendations of the Special

Committee and the Board of Directors; Fairness of the Offer and the Merger” of the Schedule 14D-9 to address Item 1013(b) of Regulation M-A, which paragraph is incorporated by reference into “Item 7. Purposes, Alternatives, Reasons and Effects” of the Schedule 13E-3.

Schedule 14D-9

Reasons for the Recommendation of the Special Committee, page 26

2.	Your fairness determination addresses stockholders unaffiliated with Roche Holdings. In doing so, you have included within the security holders as to whom you must make a fairness determination affiliates: for example, all of your officers and directors. Please revise here and throughout the filing to more clearly and consistently articulate whether the going private transaction is substantively and procedurally fair to unaffiliated security holders. See Item 1014(a) of Regulation M-A.

Response: In response to the Staff’s comment, the Company has amended the Schedule 14D-9 in the relevant instances to address the fairness determination to the Company’s unaffiliated stockholders instead of the Company’s stockholders other than Roche Holdings and its affiliates.

3.	Revise your disclosure to address how any filing person relying on the Goldman Sachs opinion was able to reach the fairness determination as to unaffiliated security holders given that the opinion addresses fairness with respect to the holders other than Roche Holding Ltd and its affiliates, rather than all unaffiliated security holders.

Response: In response to the Staff’s comment, the Company has added a new paragraph at the end of “Item 4. The Solicitation or Recommendation—Reasons for the Recommendations of the Special Committee and the Board of Directors; Fairness of the Offer and the Merger” of the Schedule 14D-9.

4.	We note that the special committee and the board considered the opinion of Goldman Sachs and that the board considered the determination of the special committee regarding the fairness of the transaction. Note that if any filing person has based its fairness determination on the analysis of factors undertaken by others, such person must expressly adopt this analysis and discussion as their own in order to satisfy the disclosure obligation. See Question 20 of Exchange Act Release No. 34-17719 (April 13, 1981). Please revise to clarify whether the special committee adopted the financial advisor’s analysis and opinion and whether the Board adopted the special committee’s analysis and recommendation.

Response: In response to the Staff’s comment, the Company has revised the fourth bullet under the heading “Item 4. The Solicitation or Recommendation—Reasons for the Recommendations of the Special Committee and the Board of Directors; Fairness of the Offer and the Merger—Special Committee” of the Schedule 14D-9. The Company also respectfully directs the Staff to the disclosure regarding the adoption of the Special Committee’s analysis and recommendation by the Board of Directors in the last sentence of the first paragraph under the heading “Item 4. The Solicitation or Recommendation—Reasons for the Recommendations of the Special Committee and the Board of Directors; Fairness of the Offer and the Merger—Board of Directors” appearing on page 29 of the Schedule 14D-9.

Opinion of the Special Committee’s Financial Advisor, page 30

5.	Please revise to disclose the data underlying the results described in each analysis and show how that information resulted in the values disclosed. For example, disclose (i) the enterprise value and 2020E revenue for each comparable company that is the basis for the results disclosed on page 33 with respect to the Selected Companies Analysis, and (ii) the data used in the discounted cash flow analysis.

Response: In response to the Staff’s comment, the Company has provided updated disclosure under the heading “Item 4. The Solicitation or Recommendation—Opinion of the Special Committee’s Financial Advisor—Selected Companies Analysis”. With respect to the Staff’s comment to disclose the data used in the discounted cash flow analysis, the Company respectfully submits that such data has already been disclosed in the sections entitled “Item 4. The Solicitation or Recommendation—Opinion of the Special Committee’s Financial Advisor— Illustrative Discounted Cash Flow Analysis” and “Item 4. The Solicitation or Recommendation—Certain Prospective Financial Information”.

6.	Refer to the Selected Companies Analysis. Disclose whether Goldman Sachs calculated a range of implied equity values based on this analysis. If Goldman Sachs did not make such a calculation revise this section to explain why it did not and revise the section “Reasons for the Recommendation of the Special Committee…” to disclose how the special committee and board considered the absence of such range of values.

Response: In response to the Staff’s comment, the Company has revised the disclosure under the heading “Item 4. The Solicitation or Recommendation—Opinion of the Special Committee’s Financial Advisor—Selected Companies Analysis” to clarify that the selected companies analysis was undertaken in order to assist Goldman Sachs, the Special Committee and the Board in understanding how the various companies within the molecular diagnostics services and diagnostics services industries were then currently trading with respect to certain commonly used financial metrics and in understanding if the Shares were trading at a relative premium or discount to such companies, and Goldman Sachs considered the results of such analysis, among other things, in deriving the illustrative Three-year Forward Multiple Range, as defined and described under the heading “Item 4. The Solicitation or Recommendation—Opinion of the Special Committee’s Financial Advisor—Illustrative Present Value of Future Share Price Analysis”. Goldman Sachs did not calculate a range of implied equity values based on the selected companies analysis. The Special Committee and the Board considered the financial presentation and opinion of Goldman Sachs in its entirety and did not separately consider the absence of a range of implied equity values based on the selected companies analysis. The Company has added a sentence under the heading “Item 4. The Solicitation or Recommendation—Reasons for the Recommendations of the Special Committee and the Board of Directors; Fairness of the Offer and the Merger” to the effect that the Special Committee and the Board of Directors considered the financial presentation and opinion of Goldman Sachs in their entirety and did not separately consider any portion of the information or financial analyses presented by Goldman Sachs in rendering its opinion.

7.	With a view toward revised disclosure, tell us why the fee payable to Goldman Sachs is estimated rather than definite.

Response: In response to the Staff’s comment, the Company has revised the disclosure in the sixth paragraph under the heading “Item 4. The Solicitation or Recommendation—Opinion of the Special Committee’s Financial Advisor—General”. The letter agreement dated June 17, 2018 pursuant to which the Special Committee engaged Goldman Sachs to act as its financial advisor provides for a transaction fee equal to 1.1% of the gross proceeds of the transaction payable to Goldman Sachs upon the consummation of the transaction. The amount of the fee is therefore characterized as an estimate, because the gross proceeds of the transaction depends, in part, on the satisfaction of vesting conditions for certain Company stock options and restricted stock units, which cannot be definitively determined at this time.

*    *    *

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions with respect to this matter, please contact the undersigned at 617-570-8311.

Very truly yours,

/s/ Lisa R. Haddad

Lisa R. Haddad

cc:	Robert W. Hesslein
Foundation Medicine, Inc.
Stuart M. Cable
Goodwin Procter LLP

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